SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )1

LivePerson, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

538146101

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,365,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,365,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,365,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,716,612
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,716,612
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,716,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

Starboard Value and Opportunity S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		542,277
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

542,277
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

542,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

Starboard Value and Opportunity C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		330,980
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

330,980
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

330,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

Starboard Value R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		330,980
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

330,980
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

330,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

STARBOARD VALUE and opportunity master fund l lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		230,140
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

230,140
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

230,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		230,140
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

230,140
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

230,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

Starboard Value R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		561,120
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

561,120
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

561,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		858,289
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

858,289
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

858,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,365,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,365,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,365,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,365,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,365,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,365,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,365,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,365,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,365,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,365,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,365,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,365,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,365,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,365,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,365,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

JOHN R. MCCORMACK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

VANESSA PEGUEROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 538146101

1	NAME OF REPORTING PERSON

YAEL ZHENG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 538146101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of LivePerson, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 530 7th Ave, Floor M1, New York, New York 10018.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;

(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;

(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;

(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;

(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

CUSIP No. 538146101

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(xv)	John R. McCormack, as a nominee for the Board;

(xvi)	Vanessa Pegueros, as a nominee for the Board; and

(xvii)	Yael Zheng, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, 10th Floor, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The principal business address of Mr. McCormack is 1510 Rainbow Bend, Austin, Texas 78703. The principal business address of Ms. Pegueros is 14813 273rd Place NE, Duvall, Washington 98019. The principal business address of Ms. Zheng is 260 Mimosa Way, Portola Valley, California 94028.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. McCormack is serving as an Operating Partner of Siris Capital Group LLC. The principal occupation of Ms. Pegueros is serving as a director of various private companies identified in her biography set forth in Item 4 below and as a Venture Partner at Flying Fish Partners. The principal occupation of Ms. Zheng is serving as a professional director who is currently serving on the boards of directors of various public and private companies identified in her biography set forth in Item 4 below.

CUSIP No. 538146101

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld and McCormack and Mses. Pegueros and Zheng are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 3,716,612 Shares beneficially owned by Starboard V&O Fund is approximately $91,749,759, excluding brokerage commissions. The aggregate purchase price of the 542,277 Shares beneficially owned by Starboard S LLC is approximately $13,410,408, excluding brokerage commissions. The aggregate purchase price of the 330,980 Shares beneficially owned by Starboard C LP is approximately $8,180,224, excluding brokerage commissions. The aggregate purchase price of the 230,140 Shares beneficially owned by Starboard L Master is approximately $5,692,748, excluding brokerage commissions. The aggregate purchase price of the 858,289 Shares beneficially owned by Starboard X Master is approximately $21,241,469, excluding brokerage commissions. The aggregate purchase price of the 686,702 Shares held in the Starboard Value LP Account is approximately $16,928,248, excluding brokerage commissions.

The Shares beneficially owned by Ms. Zheng are held by the Winthrop Alan White and Yael Zheng Revocable Trust, of which she is a co-trustee with her spouse, and were purchased in the open market with personal funds. The aggregate purchase price of the 3,000 shares beneficially owned by Ms. Zheng is approximately $53,759, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 538146101

On February 25, 2022, Starboard V&O Fund (together with its affiliates, “Starboard”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of highly qualified director candidates, including Peter A. Feld, John R. McCormack, Vanessa Pegueros and Yael Zheng (collectively, the “Nominees”), for election to the Board at the Issuer’s 2022 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning information technology, marketing, operations, finance, private equity, restructuring, strategic transformation and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in the technology sector, including decades of experience as senior executives and directors of well-performing cloud-based software and information security companies.

John R. McCormack is an Operating Partner at Siris Capital Group LLC, a private equity firm that invests in mission-critical, mature tech & telecom businesses at strategic crossroads, since October 2021. Prior to that, Mr. McCormack was an Operating Partner with TELEO Capital Management LLC, a private equity firm focused on the software technology, healthcare IT, business services and industrial sectors, from February 2020 to October 2021. Prior to that, Mr. McCormack was an Operating Executive at Marlin Equity Partners (“Marlin”), a global investment firm, from October 2016 to December 2019. While at Marlin, Mr. McCormack led the firm’s investment and acquisition of AppRiver, a software security company, where he served as Chief Executive Officer and Chairman of the Board of Directors, from October 2017 to February 2019, until it was acquired by Zix Corporation (formerly NASDAQ: ZIXI). Mr. McCormack served as Interim Chief Executive Officer, from May 2017 to April 2018, and as Chairman of the Board of Directors, from January 2017 to July 2018, at Fidelis Cybersecurity, a leading provider of computer and network security. Mr. McCormack served in various capacities and positions of increasing responsibility at Forcepoint LLC (f/k/a Raytheon/Websense), a cybersecurity company, culminating in his role as Chief Executive Officer, from January 2013 to April 2016 and as an Advisor to the Board of Directors, from April 2016 to December 2016. Mr. McCormack served as the Vice President of Engineering, Client Security, at Symantec Corporation (n/k/a NortonLifeLock Inc.) (NASDAQ: NLOK), a cybersecurity software and services company, from 2005 to 2006. Prior to that, he served as Senior Vice President of Development at Sygate Technologies Inc., a provider of networking and security technologies, from 2004 until it was acquired by Symantec Corporation in 2005. Mr. McCormack currently serves on the Board of Directors and the Audit Committee of Ping Identity Holding Corp. (NYSE: PING), a software company providing identity security for digital enterprise, since June 2016. Mr. McCormack also serves as an Investor and the Chairman of the Board of Directors of NeuShield, Inc., a privately held software company that provides data protection, since March 2021. He also serves on the Board of Directors of privately held Forcepoint LLC, since April 2021. Mr. McCormack previously served on the Board of Directors of privately held Identity Engines, a developer of identity-based solutions for securing enterprise networks, from 2004 to 2007. Mr. McCormack holds a B.S. in Computer Science from the University of New Hampshire, a M.S. in Information Management from George Washington University and a Global CEO Certification in International and Global Studies from The Wharton School of Business at the University of Pennsylvania.

Vanessa Pegueros most recently served as the Chief Trust & Security Officer of Onelogin, Inc., the identity platform for secure, scalable and smart experiences that connect people to technology, from October 2019 to January 2022. Prior to that, Ms. Pegueros served as Vice President and Chief Information Security Officer of DocuSign, Inc. (NASDAQ: DOCU), the world's leading way to electronically sign and manage contracts, from August 2013 to April 2019. Ms. Pegueros also previously served as Senior Vice President of Information Security at U.S. Bancorp (NYSE: USB), a financial services firm, from 2010 to 2013; Chief Information Security Officer at Expedia Group, Inc. (NASDAQ: EXPE), an online travel company, from 2009 to 2010; and First Vice President, Security Assessment Services at Washington Mutual, Inc., a savings and loan association acquired by JP Morgan Chase & Co. (NYSE: JPM), a financial services firm, from 2008 to 2009. Earlier in her career, Ms. Pegueros served in various management level roles at AT&T Inc. (NYSE: T), a telecommunications, media and technology services company, from 1998 to 2008, including as General Manager of Mobility Information Security from 2007 to 2008. Ms. Pegueros currently serves on the Board of Directors of Prisidio Inc., a technology security firm, since February 2021, and as a member of the Audit Committee of Boeing Employee Credit Union, a credit union, since April 2019. Ms. Pegueros has also served as a Board Observer at Woolly Labs, Inc. (d/b/a Vouched), a startup identity verification company, since July 2020 and is currently a Venture Partner at Flying Fish Partners, a venture capital firm, since November 2018. Previously, Ms. Pegueros served on the Boards of Directors of Carbon Black, Inc. (formerly NASDAQ: CBLK), an endpoint security company, from February 2019 until it was acquired by Vmware, Inc. (NYSE: VMW) in October 2019, and Washington Trails Association from 1997 to 2000. She received her MBA and Public Management Certificate from Stanford Graduate School of Business, a M.S. in Telecommunications from the University of Colorado at Boulder, and a B.S. in Mechanical Engineering from the University of California at Berkeley. She holds GSEC, CRISC, CISM, and CISSP security certifications as well as the Certified Information Privacy Professional Europe (CIPP/E) privacy certification.

CUSIP No. 538146101

Yael Zheng is a professional director and most recently served as Chief Marketing Officer of Bill.com Holdings, Inc. (NYSE: BILL), a provider of cloud-based software that automates back-office financial operations for small and midsize businesses, from March 2018 to January 2021. Ms. Zheng previously served as Chief Marketing Officer at Tintri, Inc., a virtualization focused storage company, from 2014 to August 2017. Ms. Zheng also previously served, on a consulting basis, as Head of Marketing of Medallia, Inc. (formerly NYSE: MDLA) (“Medallia”), a company offering SaaS customer experience and enterprise feedback management software, from 2009 to 2012. Prior to that, Ms. Zheng held multiple executive roles at VMware, Inc. (NYSE: VMW), a software company providing cloud computing and virtualization products and services, including as Vice President of Corporate and Worldwide Marketing, from 2005 to 2008, and Vice President of Global Support Services, from 2004 to 2005. Ms. Zheng currently serves on the Boards of Directors of MeridianLink, Inc. (NYSE: MLNK), a provider of SaaS based products and services that enable financial institutions to streamline digital lending for consumers and businesses, since December 2021; Plantronics, Inc. (n/k/a Poly) (NYSE: POLY), a global communications technology company, since November 2020; and Splashtop, Inc., a remote access and remote support software company, since March 2021. Previously, Ms. Zheng served as a director of Stella Connect Inc., a customer feedback software company, from August 2019 until its acquisition by Medallia in September 2020. She also holds a NACD Directorship Certification from the National Association of Corporate Directors. Ms. Zheng received her B.S. in Materials Science and Engineering from the Massachusetts Institute of Technology and her M.B.A. from the Haas School of Business at the University of California, Berkley.

Starboard intends to engage in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 538146101

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 74,624,033 Shares outstanding, as of November 16, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Registration Statement on Form S-3ASR filed with the Securities and Exchange Commission on November 16, 2021.

A.	Starboard V&O Fund

(a)	As of the close of business on February 25, 2022, Starboard V&O Fund beneficially owned 3,716,612 Shares.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 3,716,612
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,716,612
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on February 25, 2022, Starboard S LLC beneficially owned 542,277 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 542,277
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 542,277
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on February 25, 2022, Starboard C LP beneficially owned 330,980 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 330,980
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 330,980
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 538146101

D.	Starboard R LP

(a)	As of close of business on February 25, 2022, Starboard R LP may be deemed the beneficial owner of 330,980 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 330,980
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 330,980
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard L Master

(a)	As of the close of business on February 25, 2022, Starboard L Master beneficially owned 230,140 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 230,140
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 230,140
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 230,140 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 230,140
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 230,140
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 538146101

G.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 330,980 Shares owned by Starboard C LP and (ii) 230,140 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 561,120
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 561,120
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Starboard X Master

(a)	As of the close of business on February 25, 2022, Starboard X Master beneficially owned 858,289 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 858,289
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 858,289
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Starboard Value LP

(a)	As of the close of business on February 25, 2022, 686,702 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,716,612 Shares owned by Starboard V&O Fund, (ii) 542,277 Shares owned by Starboard S LLC, (iii) 330,980 Shares owned by Starboard C LP, (iv) 230,140 Shares owned by Starboard L Master, (v) 858,289 Shares owned by Starboard X Master and (vi) 686,702 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 6,365,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,365,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 538146101

J.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,716,612 Shares owned by Starboard V&O Fund, (ii) 542,277 Shares owned by Starboard S LLC, (iii) 330,980 Shares owned by Starboard C LP, (iv) 230,140 Shares owned by Starboard L Master, (v) 858,289 Shares owned by Starboard X Master and (vi) 686,702 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 6,365,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,365,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,716,612 Shares owned by Starboard V&O Fund, (ii) 542,277 Shares owned by Starboard S LLC, (iii) 330,980 Shares owned by Starboard C LP, (iv) 230,140 Shares owned by Starboard L Master, (v) 858,289 Shares owned by Starboard X Master and (vi) 686,702 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 6,365,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,365,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference

CUSIP No. 538146101

L.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 3,716,612 Shares owned by Starboard V&O Fund, (ii) 542,277 Shares owned by Starboard S LLC, (iii) 330,980 Shares owned by Starboard C LP, (iv) 230,140 Shares owned by Starboard L Master, (v) 858,289 Shares owned by Starboard X Master and (vi) 686,702 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 6,365,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,365,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference

M.	Messrs. Smith and Feld

(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,716,612 Shares owned by Starboard V&O Fund, (ii) 542,277 Shares owned by Starboard S LLC, (iii) 330,980 Shares owned by Starboard C LP, (iv) 230,140 Shares owned by Starboard L Master, (v) 858,289 Shares owned by Starboard X Master and (vi) 686,702 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,365,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,365,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N.	Mr. McCormack

(a)	As of the close of business on February 25, 2022, Mr. McCormack did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McCormack has not entered into any transactions in the Shares during the past sixty days.

CUSIP No. 538146101

O.	Ms. Pegueros

(a)	As of the close of business on February 25, 2022, Ms. Pegueros did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Pegueros has not entered into any transactions in the Shares during the past sixty days.

P.	Ms. Zheng

(a)	As of the close of business on February 25, 2022, Ms. Zheng beneficially owned 3,000 Shares held directly by the Winthrop Alan White and Yael Zheng Revocable Trust, of which she is a co-trustee with her spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,000 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,000

(c)	The transactions in the Shares by Ms. Zheng during the past sixty days are set forth on Schedule B and is incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 24, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the “Indemnification Letter Agreements”) with each of the Nominees (other than Mr. Feld) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the Solicitation and any related transactions. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP No. 538146101

Starboard has signed compensation letter agreements (the “Compensation Letter Agreements”) with each of the Nominees (other than Mr. Feld), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of such Nominee to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”), subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, John R. McCormack, Vanessa Pegueros and Yael Zheng, dated February 24, 2022.

99.2	Form of Indemnification Letter Agreement.

99.2	Form of Compensation Letter Agreement.

99.4	Powers of Attorney.

CUSIP No. 538146101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld, John R. McCormack, Vanessa Pegueros and Yael Zheng

CUSIP No. 538146101

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 538146101

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	11,380	33.8841	01/04/2022
Purchase of Common Stock	11,380	33.8841	01/04/2022
Purchase of Common Stock	31,295	32.6218	01/05/2022
Purchase of Common Stock	31,295	32.6218	01/05/2022
Purchase of Common Stock	17,916	32.8205	01/10/2022
Purchase of Common Stock	17,916	32.8205	01/10/2022
Purchase of Common Stock	10,534	33.7259	01/11/2022
Purchase of Common Stock	10,534	33.7259	01/11/2022
Purchase of Common Stock	9,958	33.3858	01/12/2022
Purchase of Common Stock	9,957	33.3858	01/12/2022
Purchase of Common Stock	25,605	33.1161	01/13/2022
Purchase of Common Stock	25,605	33.1161	01/13/2022
Purchase of Common Stock	14,225	28.8468	01/25/2022
Purchase of Common Stock	14,225	28.8468	01/25/2022
Purchase of Common Stock	29,554	28.2676	01/26/2022
Purchase of Common Stock	29,554	28.2676	01/26/2022
Purchase of Common Stock	20,521	28.5068	01/26/2022
Purchase of Common Stock	20,521	28.5068	01/26/2022
Purchase of Common Stock	85,350	27.0625	01/27/2022
Purchase of Common Stock	85,350	27.0625	01/27/2022
Purchase of Common Stock	28,450	25.8125	01/28/2022
Purchase of Common Stock	28,450	25.8125	01/28/2022
Purchase of Common Stock	44,025	27.2980	02/02/2022
Purchase of Common Stock	44,025	27.2980	02/02/2022
Purchase of Common Stock	22,013	26.0397	02/03/2022
Purchase of Common Stock	22,012	26.0397	02/03/2022
Purchase of Common Stock	29,401	25.6069	02/04/2022
Purchase of Common Stock	29,400	25.6069	02/04/2022
Purchase of Common Stock	132,310	26.0943	02/04/2022
Purchase of Common Stock	132,310	26.0943	02/04/2022
Purchase of Common Stock	25,165	26.9077	02/07/2022
Purchase of Common Stock	25,165	26.9077	02/07/2022
Purchase of Common Stock	5,518	27.0549	02/07/2022
Purchase of Common Stock	5,518	27.0549	02/07/2022
Purchase of Common Stock	20,859	27.0771	02/08/2022
Purchase of Common Stock	20,860	27.0771	02/08/2022
Purchase of Common Stock	4,109	27.0050	02/08/2022
Purchase of Common Stock	4,109	27.0050	02/08/2022
Purchase of Common Stock	83,381	28.7932	02/10/2022
Purchase of Common Stock	83,381	28.7932	02/10/2022
Purchase of Common Stock	88,011	28.5063	02/11/2022

CUSIP No. 538146101

Purchase of Common Stock	88,010	28.5063	02/11/2022
Purchase of Common Stock	60,896	29.1330	02/14/2022
Purchase of Common Stock	60,897	29.1330	02/14/2022
Purchase of Common Stock	14,455	29.6615	02/14/2022
Purchase of Common Stock	14,455	29.6615	02/14/2022
Purchase of Common Stock	40,856	29.0742	02/15/2022
Purchase of Common Stock	40,856	29.0742	02/15/2022
Purchase of Common Stock	5,224	28.9700	02/15/2022
Purchase of Common Stock	5,224	28.9700	02/15/2022
Purchase of Common Stock	77,961	28.6969	02/16/2022
Purchase of Common Stock	77,961	28.6969	02/16/2022
Purchase of Common Stock	24,830	27.3366	02/17/2022
Purchase of Common Stock	24,830	27.3366	02/17/2022
Purchase of Common Stock	52,830	25.3634	02/18/2022
Exercise of Forward Contract	71,750	37.2815	02/22/2022
Purchase of Common Stock	18,432	24.7366	02/22/2022
Purchase of Common Stock	18,432	24.7366	02/22/2022
Purchase of Common Stock	101,098	24.7621	02/22/2022
Purchase of Common Stock	101,098	24.7621	02/22/2022
Purchase of Common Stock	53,778	23.5831	02/23/2022
Purchase of Common Stock	53,778	23.5831	02/23/2022
Purchase of Common Stock	77,777	23.4766	02/24/2022
Purchase of Common Stock	77,777	23.4766	02/24/2022
Purchase of Common Stock	265,265	18.3248	02/25/2022
Purchase of Common Stock	265,265	18.3248	02/25/2022
Purchase of Common Stock	315,865	18.0381	02/25/2022
Purchase of Common Stock	315,865	18.0381	02/25/2022

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	3,440	33.8841	01/04/2022
Purchase of Common Stock	9,460	32.6218	01/05/2022
Purchase of Common Stock	5,416	32.8205	01/10/2022
Purchase of Common Stock	3,184	33.7259	01/11/2022
Purchase of Common Stock	3,010	33.3858	01/12/2022
Purchase of Common Stock	7,740	33.1161	01/13/2022
Purchase of Common Stock	4,300	28.8468	01/25/2022
Purchase of Common Stock	8,934	28.2676	01/26/2022
Purchase of Common Stock	6,203	28.5068	01/26/2022
Purchase of Common Stock	25,800	27.0625	01/27/2022
Purchase of Common Stock	8,600	25.8125	01/28/2022
Purchase of Common Stock	12,750	27.2980	02/02/2022
Purchase of Common Stock	6,375	26.0397	02/03/2022
Purchase of Common Stock	8,515	25.6069	02/04/2022
Purchase of Common Stock	38,318	26.0943	02/04/2022
Purchase of Common Stock	7,288	26.9077	02/07/2022
Purchase of Common Stock	1,598	27.0549	02/07/2022
Purchase of Common Stock	6,041	27.0771	02/08/2022
Purchase of Common Stock	1,190	27.0050	02/08/2022
Purchase of Common Stock	24,148	28.7932	02/10/2022
Purchase of Common Stock	25,489	28.5063	02/11/2022

CUSIP No. 538146101

Purchase of Common Stock	17,636	29.1330	02/14/2022
Purchase of Common Stock	4,186	29.6615	02/14/2022
Purchase of Common Stock	11,833	29.0742	02/15/2022
Purchase of Common Stock	1,513	28.9700	02/15/2022
Purchase of Common Stock	22,578	28.6969	02/16/2022
Purchase of Common Stock	7,191	27.3366	02/17/2022
Purchase of Common Stock	7,650	25.3634	02/18/2022
Exercise of Forward Contract	10,875	37.2815	02/22/2022
Purchase of Common Stock	5,338	24.7366	02/22/2022
Purchase of Common Stock	29,279	24.7621	02/22/2022
Purchase of Common Stock	15,574	23.5831	02/23/2022
Purchase of Common Stock	22,525	23.4766	02/24/2022
Purchase of Common Stock	76,823	18.3248	02/25/2022
Purchase of Common Stock	91,477	18.0381	02/25/2022

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	2,080	33.8841	01/04/2022
Purchase of Common Stock	5,720	32.6218	01/05/2022
Purchase of Common Stock	3,275	32.8205	01/10/2022
Purchase of Common Stock	1,925	33.7259	01/11/2022
Purchase of Common Stock	1,820	33.3858	01/12/2022
Purchase of Common Stock	4,680	33.1161	01/13/2022
Purchase of Common Stock	2,600	28.8468	01/25/2022
Purchase of Common Stock	5,402	28.2676	01/26/2022
Purchase of Common Stock	3,751	28.5068	01/26/2022
Purchase of Common Stock	15,600	27.0625	01/27/2022
Purchase of Common Stock	5,200	25.8125	01/28/2022
Purchase of Common Stock	7,800	27.2980	02/02/2022
Purchase of Common Stock	3,900	26.0397	02/03/2022
Purchase of Common Stock	5,209	25.6069	02/04/2022
Purchase of Common Stock	23,441	26.0943	02/04/2022
Purchase of Common Stock	4,459	26.9077	02/07/2022
Purchase of Common Stock	977	27.0549	02/07/2022
Purchase of Common Stock	3,696	27.0771	02/08/2022
Purchase of Common Stock	728	27.0050	02/08/2022
Purchase of Common Stock	14,773	28.7932	02/10/2022
Purchase of Common Stock	15,593	28.5063	02/11/2022
Purchase of Common Stock	10,789	29.1330	02/14/2022
Purchase of Common Stock	2,561	29.6615	02/14/2022
Purchase of Common Stock	7,239	29.0742	02/15/2022
Purchase of Common Stock	926	28.9700	02/15/2022
Purchase of Common Stock	13,812	28.6969	02/16/2022
Purchase of Common Stock	4,399	27.3366	02/17/2022
Purchase of Common Stock	4,680	25.3634	02/18/2022
Exercise of Forward Contract	6,500	37.2815	02/22/2022
Purchase of Common Stock	3,265	24.7366	02/22/2022
Purchase of Common Stock	17,912	24.7621	02/22/2022
Purchase of Common Stock	9,528	23.5831	02/23/2022
Purchase of Common Stock	13,780	23.4766	02/24/2022
Purchase of Common Stock	46,998	18.3248	02/25/2022
Purchase of Common Stock	55,962	18.0381	02/25/2022

CUSIP No. 538146101

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	1,480	33.8841	01/04/2022
Purchase of Common Stock	4,070	32.6218	01/05/2022
Purchase of Common Stock	2,330	32.8205	01/10/2022
Purchase of Common Stock	1,370	33.7259	01/11/2022
Purchase of Common Stock	1,295	33.3858	01/12/2022
Purchase of Common Stock	3,330	33.1161	01/13/2022
Purchase of Common Stock	1,850	28.8468	01/25/2022
Purchase of Common Stock	3,843	28.2676	01/26/2022
Purchase of Common Stock	2,669	28.5068	01/26/2022
Purchase of Common Stock	11,100	27.0625	01/27/2022
Purchase of Common Stock	3,700	25.8125	01/28/2022
Purchase of Common Stock	5,400	27.2980	02/02/2022
Purchase of Common Stock	2,700	26.0397	02/03/2022
Purchase of Common Stock	3,606	25.6069	02/04/2022
Purchase of Common Stock	16,229	26.0943	02/04/2022
Purchase of Common Stock	3,087	26.9077	02/07/2022
Purchase of Common Stock	677	27.0549	02/07/2022
Purchase of Common Stock	2,558	27.0771	02/08/2022
Purchase of Common Stock	504	27.0050	02/08/2022
Purchase of Common Stock	10,227	28.7932	02/10/2022
Purchase of Common Stock	10,795	28.5063	02/11/2022
Purchase of Common Stock	7,470	29.1330	02/14/2022
Purchase of Common Stock	1,773	29.6615	02/14/2022
Purchase of Common Stock	5,011	29.0742	02/15/2022
Purchase of Common Stock	641	28.9700	02/15/2022
Purchase of Common Stock	9,563	28.6969	02/16/2022
Purchase of Common Stock	3,045	27.3366	02/17/2022
Purchase of Common Stock	3,240	25.3634	02/18/2022
Exercise of Forward Contract	4,500	37.2815	02/22/2022
Purchase of Common Stock	2,261	24.7366	02/22/2022
Purchase of Common Stock	12,400	24.7621	02/22/2022
Purchase of Common Stock	6,596	23.5831	02/23/2022
Purchase of Common Stock	9,540	23.4766	02/24/2022
Purchase of Common Stock	32,537	18.3248	02/25/2022
Purchase of Common Stock	38,743	18.0381	02/25/2022

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	5,560	33.8841	01/04/2022
Purchase of Common Stock	15,290	32.6218	01/05/2022
Purchase of Common Stock	8,753	32.8205	01/10/2022
Purchase of Common Stock	5,147	33.7259	01/11/2022
Purchase of Common Stock	4,865	33.3858	01/12/2022
Purchase of Common Stock	12,510	33.1161	01/13/2022
Purchase of Common Stock	6,950	28.8468	01/25/2022
Purchase of Common Stock	14,439	28.2676	01/26/2022
Purchase of Common Stock	10,026	28.5068	01/26/2022

CUSIP No. 538146101

Purchase of Common Stock	41,700	27.0625	01/27/2022
Purchase of Common Stock	13,900	25.8125	01/28/2022
Purchase of Common Stock	20,100	27.2980	02/02/2022
Purchase of Common Stock	10,050	26.0397	02/03/2022
Purchase of Common Stock	13,423	25.6069	02/04/2022
Purchase of Common Stock	60,407	26.0943	02/04/2022
Purchase of Common Stock	11,489	26.9077	02/07/2022
Purchase of Common Stock	2,519	27.0549	02/07/2022
Purchase of Common Stock	9,524	27.0771	02/08/2022
Purchase of Common Stock	1,876	27.0050	02/08/2022
Purchase of Common Stock	38,068	28.7932	02/10/2022
Purchase of Common Stock	40,182	28.5063	02/11/2022
Purchase of Common Stock	27,803	29.1330	02/14/2022
Purchase of Common Stock	6,600	29.6615	02/14/2022
Purchase of Common Stock	18,653	29.0742	02/15/2022
Purchase of Common Stock	2,385	28.9700	02/15/2022
Purchase of Common Stock	35,593	28.6969	02/16/2022
Purchase of Common Stock	11,337	27.3366	02/17/2022
Purchase of Common Stock	12,060	25.3634	02/18/2022
Exercise of Forward Contract	17,125	37.2815	02/22/2022
Purchase of Common Stock	8,415	24.7366	02/22/2022
Purchase of Common Stock	46,157	24.7621	02/22/2022
Purchase of Common Stock	24,553	23.5831	02/23/2022
Purchase of Common Stock	35,510	23.4766	02/24/2022
Purchase of Common Stock	121,109	18.3248	02/25/2022
Purchase of Common Stock	144,211	18.0381	02/25/2022

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	4,680	33.8841	01/04/2022
Purchase of Common Stock	12,870	32.6218	01/05/2022
Purchase of Common Stock	7,368	32.8205	01/10/2022
Purchase of Common Stock	4,332	33.7259	01/11/2022
Purchase of Common Stock	4,095	33.3858	01/12/2022
Purchase of Common Stock	10,530	33.1161	01/13/2022
Purchase of Common Stock	5,850	28.8468	01/25/2022
Purchase of Common Stock	12,154	28.2676	01/26/2022
Purchase of Common Stock	8,439	28.5068	01/26/2022
Purchase of Common Stock	35,100	27.0625	01/27/2022
Purchase of Common Stock	11,700	25.8125	01/28/2022
Purchase of Common Stock	15,900	27.2980	02/02/2022
Purchase of Common Stock	7,950	26.0397	02/03/2022
Purchase of Common Stock	10,618	25.6069	02/04/2022
Purchase of Common Stock	47,785	26.0943	02/04/2022
Purchase of Common Stock	9,088	26.9077	02/07/2022
Purchase of Common Stock	1,993	27.0549	02/07/2022
Purchase of Common Stock	7,534	27.0771	02/08/2022
Purchase of Common Stock	1,484	27.0050	02/08/2022
Purchase of Common Stock	30,114	28.7932	02/10/2022
Purchase of Common Stock	31,786	28.5063	02/11/2022

CUSIP No. 538146101

Purchase of Common Stock	21,993	29.1330	02/14/2022
Purchase of Common Stock	5,220	29.6615	02/14/2022
Purchase of Common Stock	14,756	29.0742	02/15/2022
Purchase of Common Stock	1,887	28.9700	02/15/2022
Purchase of Common Stock	28,156	28.6969	02/16/2022
Purchase of Common Stock	8,968	27.3366	02/17/2022
Purchase of Common Stock	9,540	25.3634	02/18/2022
Exercise of Forward Contract	14,250	29.6255	02/22/2022
Purchase of Common Stock	6,657	24.7366	02/22/2022
Purchase of Common Stock	36,512	24.7621	02/22/2022
Purchase of Common Stock	19,422	23.5831	02/23/2022
Purchase of Common Stock	28,091	23.4766	02/24/2022
Purchase of Common Stock	95,803	18.3248	02/25/2022
Purchase of Common Stock	114,077	18.0381	02/25/2022

YAEL ZHENG

Purchase of Common Stock	100	17.9100	02/25/2022
Purchase of Common Stock	5	17.9100	02/25/2022
Purchase of Common Stock	2,895	17.9200	02/25/2022